Exhibit 99.1

The Metals Royalty Company Inc.

Unaudited Condensed Interim Financial Statements

For the three months ended March 31, 2026 and 2025

The Metals Royalty Company Inc.
Unaudited Condensed Interim Statements of Net Income / (Loss) and Comprehensive Income / (Loss)
(Expressed in US dollars)

For the periods ended,	Note	March 31, 2026	March 31, 2025
Operating expenses
General and administrative expenses	10	$4,664,961	$76,814
Share-based compensation expenses	7	6,100,518	39,931
Total operating expenses		10,765,479	116,745
Operating loss		(10,765,479)	(116,745)
Other income
Interest income		553,478	16,531
Net loss from continuing operations		(10,212,001)	(100,214)
Net income from discontinued operations	13	—	193,568
Net income / (loss) and comprehensive income / (loss)		$(10,212,001)	$93,354
Net income / (loss) per share
Continuing operations, basic and diluted		$(0.20)	$(0.00)
Discontinued operations, basic and diluted		$—	$0.00
Weighted average number of shares outstanding, basic and diluted		51,773,413	42,913,463

See accompanying notes to the financial statements

The Metals Royalty Company Inc.
Unaudited Condensed Interim Statements of Financial Position
(Expressed in US dollars)

As of,	Note	March 31, 2026	December 31, 2025
Assets
Current assets:
Cash		$31,306,802	$18,366,604
Accounts receivable		—	235,230
Prepaid expenses		677,762	198,164
Related party receivable	9	—	53,500
Total current assets		31,984,564	18,853,498
Non-current assets:
Computer equipment		17,370	13,565
Royalty and streaming interests	5	14,081,250	14,081,250
Total assets		$46,083,184	$32,948,313
Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$3,507,354	$1,762,773
Total current liabilities		3,507,354	1,762,773
Total liabilities		3,507,354	1,762,773
Shareholders’ Equity
Share capital	6	55,973,136	35,471,363
Contributed surplus		1,782,045	681,527
Accumulated deficit		(15,179,351)	(4,967,350)
Total shareholders’ equity		42,575,830	31,185,540
Total liabilities and shareholders’ equity		$46,083,184	$32,948,313

See accompanying notes to the financial statements

The Metals Royalty Company Inc.
Unaudited Condensed Interim Statements of Cash Flows
(Expressed in US dollars)

For the periods ended,	Note	March 31, 2026	March 31, 2025
Cash flows from / (used in) operating activities:
Net income / (loss)		$(10,212,001)	$93,354
Less: Net income from discontinued operations		—	(193,568)
Net loss from continuing operations		(10,212,001)	(100,214)
Adjustments to reconcile net loss to net cash from / (used in) operating activities:
Share-based compensation	7	6,100,518	39,931
Depreciation		952	—
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities		1,744,581	11,836
Other operating assets and liabilities		(190,868)	(11,301)
Cash flows used in operating activities – continuing operations		(2,556,818)	(59,748)
Cash flows from operating activities – discontinued operations		—	334,519
Cash flows from / (used in) operating activities		(2,556,818)	274,771
Cash flows used in investing activities:
Purchase of computer equipment		(4,757)	—
Cash flows used in investing activities – continuing operations		(4,757)	—
Cash flows used in investing activities		(4,757)	—
Cash flows from financing activities:
Proceeds from subscription receipts converted to common shares, net of expenses	6	15,501,773	—
Cash flows from financing activities – continuing operations		15,501,773	—
Cash flows from financing activities		15,501,773	—
Change in cash for the period		12,940,198	274,771
Cash at beginning of the period		18,366,604	1,395,234
Cash at end of the period		$31,306,802	$1,670,005

See accompanying notes to the financial statements

The Metals Royalty Company Inc.
Unaudited Condensed Interim Statements of Changes in Shareholders’ Equity
(Expressed in US dollars)

	Note	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Total shareholders’ equity
Balance, January 1, 2026		50,926,632	$35,471,363	$681,527	$(4,967,350)	$31,185,540
Issuance of shares upon conversion of subscription receipts, net of expenses	6	3,134,481	15,501,773	—	—	15,501,773
Issuance of shares to consultant	6	1,000,000	5,000,000	—	—	5,000,000
Share-based compensation	7	—	—	1,100,518	—	1,100,518
Comprehensive loss		—	—	—	(10,212,001)	(10,212,001)
Balance, March 31, 2026		55,061,113	$55,973,136	$1,782,045	$(15,179,351)	$42,575,830

	Note	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Total shareholders’ equity
Balance, January 1, 2025		42,913,463	$26,046,222	$1,435,216	$(6,082,701)	$21,398,737
Share-based compensation	7	—	—	39,931	—	39,931
Comprehensive income		—	—	—	93,354	93,354
Balance, March 31, 2025		42,913,463	$26,046,222	$1,475,147	$(5,989,347)	$21,532,022

See accompanying notes to the financial statements

The Metals Royalty Company Inc.
Notes to the Unaudited Condensed Interim Financial Statements
For the Three Months Ended March 31, 2026 and 2025

1.	Organization of the corporation

The Metals Royalty Company Inc. (the “Company”), was incorporated in British Columbia effective October 27, 2022. The Company’s registered office is located at 3500 – 1133 Melville St., Vancouver, BC V6E 4E5. In September 2025, the Company changed its name from Low Carbon Royalites Inc. to The Metals Royalty Company Inc.

The primary business of the Company is to receive royalty revenue from natural resources properties as reserves are produced by operators over the economic life of the properties. The Company is focused on the acquisition and management of critical metals and mineral royalties, streams and other similar interests. The Company is focused on providing capital to support mineral security and independence in North America in support of accelerating domestic industry growth, including energy, defense and reindustrialization. The Company aims to focus on capital development opportunities encompassing all aspects of the critical metals and minerals value chain.

On April 8, 2026, the Company completed its direct listing on the Nasdaq Capital Market (“Nasdaq”), and its common shares commenced trading on Nasdaq under the ticker symbol “TMCR”.

Spin-Out

On August 19, 2025, the Company’s Board of Directors approved the spin-out of the Company’s Oil and Gas business, which primarily consists of royalty interests. On August 29, 2025, the Company formed 1554997 B.C. Ltd., a new wholly owned subsidiary which was utilized to execute the spin-out of the Oil and Gas business. On September 11, 2025 the Company entered into an assignment and assumption agreement with 1554997 B.C. Ltd (the “Contribution Agreement”), to contribute the Company’s royalty interests in the Maria Conchita Block and SN-9 Block, in Colombia, to such subsidiary in anticipation of distributing the shares of such subsidiary to the Company’s existing shareholders as a return of capital (the “Spin-Out”). The Contribution Agreement was amended on December 18, 2025. The Spin-Out was consummated on December 18, 2025, and the Company no longer has any interest in the Oil and Gas business, and 1554997 B.C. Ltd. ceased to be a subsidiary of the Company.

The Company met the criteria for classifying the Oil and Gas business as a discontinued operation as of September 30, 2025. Accordingly, unless otherwise indicated, the statements of income / (loss) and comprehensive income / (loss) and statements of cash flows have been adjusted for all periods presented. The statements of financial position and statements of changes in shareholders’ equity have not been adjusted. See Note 13 for further information.

2.	Basis of preparation

The unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and apply the same material accounting policy information and application as disclosed in the annual financial statements for the year ended December 31, 2025. They do not include all of the information and disclosures required by IFRS in the annual financial statements. For further information, see the Company’s annual financial statements including the notes thereto for the year ended December 31, 2025. The Company has prepared these financial statements on the basis that it will continue to operate as a going concern.

The financial statements were approved and authorized by the Company’s Board of Directors on May 11, 2026.

(a)	Basis of measurement:

The financial statements have been prepared on the historical cost basis except for the share-based payment transactions.

(b)	Functional and presentation currency:

These financial statements are presented in US dollars, which is the Company’s functional currency.

(c)	Foreign currency transactions and balances:

Foreign currency transactions are measured into the functional currency of the Company, using the exchange rate prevailing at the date of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items at the date of the statements of financial position are recognized in net income / (loss). Non-monetary items are not re-measured and are recorded at historical exchange rates.

(d)	New and amended standards and interpretations

On January 1, 2026, the Company adopted the amendments to IFRS 9 and IFRS 7. These amendments clarify the date of recognition and derecognition of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. The amendments also added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. These amendments did not have a material impact on the Company’s financial statements.

3.	Use of judgments, estimates and assumptions

The preparation of the Company’s unaudited condensed interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Therefore, actual results may differ from these estimates and assumptions.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values were the same as those applied to the Company’s financial statements for the year ended December 31, 2025.

4.	Recent accounting pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2026, with earlier application permitted.

IFRS 18 — Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

5.	Royalty and streaming interests

On February 21, 2023, the Company acquired a 2.00% gross overriding royalty (the “NORI Royalty”) from Nauru Ocean Resources, Inc. ("NORI"), a wholly owned subsidiary of The Metals Company Inc. ("TMC"). TMC has an option (the “First Royalty Repurchase Option”) to purchase 50% of the NORI Royalty between February 21, 2025 and February 21, 2030 by making a payment (the “First Repurchase Payment”) to the Company in the amount that, when combined with the aggregate NORI Royalty payments received prior to the First Repurchase Payment is made, would provide an agreed rate of return. If the First Royalty Repurchase Option is exercised and TMC is not in default of its payment obligations under the NORI Royalty, TMC has an option to purchase an additional 25% of the original NORI Royalty, exercisable between February 21, 2028 and February 21, 2033, by making a payment (the “Second Repurchase Payment”) to the Company in the amount that, when combined with the aggregate NORI Royalty payments received prior to the Second Repurchase Payment is made, would provide an agreed rate of return.

	Royalty and Streaming Interests
	Oil and Gas	Metal and Minerals	Total
Cost
As of January 1, 2025	$6,576,211	$14,081,250	$20,657,461
Reclassification to held for sale	(6,576,211)	—	(6,576,211)
As of December 31, 2025	—	14,081,250	14,081,250
As of March 31, 2026	$—	$14,081,250	$14,081,250
Accumulated depletion and impairment
As of January 1, 2025	$(848,919)	$—	$(848,919)
Depletion	(156,908)	—	(156,908)
Reclassification to held for sale	1,005,827	—	1,005,827
As of December 31, 2025	—	—	—
As of March 31, 2026	$—	$—	$—
Carrying value as of December 31, 2025	$—	$14,081,250	$14,081,250
Carrying value as of March 31, 2026	$—	$14,081,250	$14,081,250

6.	Shareholders’ equity

Common shares

On February 12, 2026, the Board of Directors approved the grant of 1,000,000 unrestricted share awards pursuant to the Company’s equity incentive plan (the “LTIP”) to a consultant of the Company. Accordingly, the Company issued 1,000,000 common shares of the Company at a deemed issue price of US$5.00 per share for past consulting services, with immediate vesting. The Company recorded a share-based compensation expense of $5.0 million during the three months ended March 31, 2026.

On March 23, 2026, the Nasdaq granted conditional approval to list our common shares under the symbol “TMCR”. As a result, the escrow release requirements related to the subscription receipts were met and 3,134,481 subscription receipts were automatically exchanged into common shares of the Company. Upon release of the proceeds from escrow, the Company received gross proceeds of $15.7 million and interest income of $0.2 million earned on the subscription receipts. The Company incurred issuance costs of $0.2 million in connection with the subscription receipt financing.

7.	Share-based compensation

Stock options

The following table summarizes the stock option activity for the three months ended March 31, 2026:

	Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (In Years)
Outstanding as of January 1, 2025	3,950,000	$0.65	8.15
Granted	872,250	5.00	9.87
Exercised	(3,950,000)	0.65	7.18
Outstanding as of December 31, 2025	872,250	$5.00	9.87
Outstanding as of March 31, 2026	872,250	$5.00	9.62
Exercisable as of March 31, 2026	—	$—	—

The Company recognized share-based compensation expense of $0.3 million related to stock options for the three months ended March 31, 2026 (2025 - $40 thousand).

RSUs

The following table summarizes the RSU activity for the three months ended March 31, 2026:

	RSUs	Weighted Average Grant Date Fair Value
Outstanding as of January 1, 2025	—	$—
Granted	909,750	5.00
Outstanding as of December 31, 2025	909,750	$5.00
Outstanding as of March 31, 2026	909,750	$5.00
Exercisable as of March 31, 2026	—	$—

The Company recognized share-based compensation expense of $0.7 million related to RSUs for the three months ended March 31, 2026 (2025 - $nil).

PSUs

The following table summarizes the PSU activity for the three months ended March 31, 2026:

	PSUs	Weighted Average Grant Date Fair Value
Outstanding as of January 1, 2025	—	$—
Granted	659,250	2.83
Outstanding as of December 31, 2025	659,250	$2.83
Granted	3,000,000	0.80
Outstanding as of March 31, 2026	3,659,250	$1.17
Exercisable as of March 31, 2026	—	$—

On March 10, 2026, the Board of Directors approved, subject to shareholder approval, the CEO Performance Plan to authorize a single award of 3,000,000 performance share units (“PSUs”) to the Company’s CEO. The plan authorizes the issuance of up to 3,000,000 common shares and does not permit the grant of additional awards. The PSUs vest upon achieving specific stock price thresholds of $30, $40, and $50 per share, measured based on a 20-trading day average closing price during a five-year performance period. Subject to the CEO’s continued service with the Company, one-third of the PSUs vest on achievement of $30 per share, one-third of the PSUs vest on achievement of $40 per share and the final one-third of the PSUs vest on achievement of $50 per share. PSUs that vested will be settled in either common shares or cash, at the Company’s discretion. Any common shares issued in settlement will be subject to a holding restriction through the end of the five-year performance period. On March 19, 2026, the shareholders approved the CEO Performance Plan. The fair value of PSUs granted under the CEO Performance Plan was $2.4 million based on a fair value of $0.80 per PSU. The Company estimated the fair value of these PSUs using a Monte Carlo Simulation.

The Company recognized share-based compensation expense of $0.1 million related to PSUs for the three months ended March 31, 2026 (2025 - $nil).

8.	Financial risk management

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the three months ended March 31, 2026.

(a)	Credit risk:

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument and the potential for loss due to the failure of a borrower to repay a loan. Credit risk arises predominantly with respect to the Company’s cash and receivables. As of March 31, 2026, the Company’s maximum credit risk exposure is represented by the respective carrying amounts of the financial assets in the statement of financial position. The Company maintains its cash in a high-quality financial institution and closely monitors its royalty receivable balances.

(b)	Liquidity risk:

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

(c)	Commodity price risk:

Commodity price risk is the risk the Company will encounter fluctuations in its future royalty production revenue with changes in commodity prices. Commodity prices for petroleum, natural gas, metals and minerals are influenced by global and regional factors, including levels of supply and demand, weather, and geopolitical factors. The Company does not hedge its commodity price risk.

(d)	Foreign currency risk:

Although we report our financial results in United States dollars, certain expenses and potential future investments related to our royalty interests may be denominated in foreign currencies. As a result, we are subject to fluctuations in exchange rates, which could impact the value of our royalty revenues, operating costs, and investment returns. We do not currently engage in hedging activities or enter into derivative contracts to mitigate this exposure. Accordingly, adverse movements in foreign exchange rates could materially affect our financial condition and results of operations.

(e)	Capital risk management:

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company defines capital as its cash, which is managed by the Company’s management subject to approved policies and limits by the Board of Directors.

The Company is not subject to material externally imposed capital requirements or significant financial covenants. As of March 31, 2026, the Company has cash totaling $31.3 million, all of which is available to the Company to meet its near-term cash requirements.

9.	Related Party Disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company.

The remuneration of the directors and other members of key management personnel during the three months ended March 31, 2026 and 2025 were as follows:

	March 31, 2026	March 31, 2025
Short-term employee benefits	$458,750	$—
Share-based payments	679,267	18,598
	$1,138,017	$18,598

As at March 31, 2026, the Company had a related party receivable balance from certain key management personnel of $nil (December 31, 2025 - $54 thousand).

10.	General and administrative expenses

The Company’s general and administrative expenses incurred for the three months ended March 31, 2026 and 2025 are as follows:

	March 31, 2026	March 31, 2025
Direct listing expenses	$2,610,755	$—
Salaries and benefits	751,961	3,719
Office and administrative expenses	637,200	49,444
Legal and accounting expenses	546,918	5,760
Consulting fees	111,315	10,834
Insurance expense	6,812	7,057
	$4,664,961	$76,814

11.	Segment reporting

The Company had two reportable operating segments, Metals and Minerals and Oil and Gas. These operating segments represent components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief decision maker, for purposes of assessing performance. For the three months ended March 31, 2025, revenue, cost of sales and gross profit (loss) were derived solely from the Oil and Gas segment, which consists entirely of assets located in Colombia. The Oil and Gas segment was classified as discontinued operations effective September 2025 (see Note 1 and Note 13).

Royalty and streaming interests as of March 31, 2026 and December 31, 2025 related to Metals and Mining are presented by geographic area based on the location of the operations giving rise to the royalty or streaming interest.

	March 31, 2026	December 31, 2025
Pacific Ocean	$14,081,250	$14,081,250
Total royalty and streaming interests	$14,081,250	$14,081,250

Continuing operations consisting of the Metals and Minerals segment had no revenues, operating expenses or gross profit for the three months ended March 31, 2026 and 2025.

Reconciliation of segment gross profit

Operating expenses and interest income are not allocated to individual segments as these are managed on an overall Company basis. The reconciliation between reportable segment gross profit to the Company’s net loss before tax is as follows:

	March 31, 2026	March 31, 2025
Gross profit	$—	$—
General and administrative expenses	(4,664,961)	(76,814)
Share-based compensation expenses	(6,100,518)	(39,931)
Interest income	553,478	16,531
Loss from continuing operations before income taxes	$(10,212,001)	$(100,214)

12.	Commitments and contingencies

The Company currently does not have any commitments or contingencies as of March 31, 2026.

13.	Discontinued operations

On December 18, 2025, the Company completed the Spin-Out. Net income from discontinued operations of the Oil and Gas business consists of the following:

	March 31, 2026	March 31, 2025
Revenue
Royalty income	$—	$252,625
Cost of Sales
Depletion	—	(59,057)
Net income from discontinued operations	$—	$193,568

14.	Subsequent events

Definitive Agreement to Acquire Royalty Interest in Iron Ore Project in Minnesota

On May 6, 2026, the Company entered into a definitive agreement with Ironclad Royalties LLC and Mesabi Investments (USA) LLC (collectively, “Mesabi”) to acquire a 1.0% index-priced gross overriding production royalty with a revenue floor on all production up to 8.5 million tonnes per annum (“Mtpa”) and a 0.25% royalty on all production above 8.5 Mtpa, on mineral tracts and mineral leases owned by Mesabi on the Mesabi iron ore project (the “Mesabi Project”) located in Nashwauk, Minnesota (the “Transaction”). Following cumulative production of 170 million tonnes, the royalty would step down to 0.25% on production up to 8.5 Mtpa and 0.0625% on production above 8.5 Mtpa. The total purchase price is $132.5 million, comprising $125.0 million in cash and $7.5 million in common shares of the Company based on the price of the PIPE Financing, as described below. Upon execution of the definitive agreement, the Company paid a deposit of $15.0 million to Mesabi, which will be credited toward the purchase price at closing. The Company has an option, exercisable before closing of the Transaction to purchase an additional 1.0% royalty, on the same terms, within 45 days of the closing of the Transaction.

In connection with the Transaction, the Company entered into subscription agreements with certain institutional and accredited investors in connection with an up to approximately $80.0 million private sale of common shares (the “PIPE Financing”); and entered into a term sheet for $50.0 million senior secured acquisition credit facility (the “Credit Facility”).

PIPE Financing and Acquisition Credit Facility

The PIPE Financing is expected to result in gross proceeds of up to approximately $80.0 million, before placement agent fees and offering expenses, of which $15.0 million represents founder and insider participation. Pursuant to the allocated commitments, the Company intends to sell up to 6,153,847 common shares at a purchase price of $13.00 per common share. YA II PN, Ltd., an affiliate of Yorkville Securities, LLC, has agreed to purchase 1,153,900 common shares in the offering.

The Credit Facility term sheet is non-binding and remains subject to customary conditions such as approval by our board of directors and the execution of definitive agreements. There is no certainty definitive agreements will be entered into by the Company on the terms described herein, or at all. The Company continues to seek financing sources to complete the Transaction, of which the Credit Facility term sheet is one alternative.

The Transaction is expected to close prior to May 31, 2026, subject to the satisfaction of applicable conditions, including the Company satisfying a financing condition for the total purchase price of the Transaction. The PIPE Financing and Credit Facility are conditional upon, and are expected to close concurrently with, or immediately prior to, the closing of the Transaction, subject to the satisfaction of applicable conditions.